EXHIBIT 4
Consent of Independent Registered Chartered Accountants
We consent to the use of our reports dated March 26, 2007 relating to the consolidated financial statements of Goldcorp Inc. and management’s report on the effectiveness of internal control over financial reporting (which report on the financial statements expresses an unqualified opinion and includes explanatory paragraphs relating to our report to the shareholders of Goldcorp Inc. on our audit conducted in accordance with Canadian generally accepted auditing standards of financial statements for the same period and referring to changes in accounting principles that have a material effect on the comparability of the financial statements) appearing in the Annual Report on Form 40-F of Goldcorp Inc. for the year ended December 31, 2006.
We also consent to the incorporation by reference in Registration Statements Nos. 333-126037, 333-126038, 333-126039, 333-126040 and 333-138760 on Form S-8 of our reports dated March 26, 2007 appearing in the Annual Report on Form 40-F of Goldcorp Inc. for the year ended December 31, 2006.

/s/ Deloitte & Touche LLP
Deloitte & Touche LLP
Independent Registered Chartered Accountants
British Columbia, Canada
March 30, 2007